Issuer Free Writing Prospectus
March 27, 2006
Filed pursuant to Rule 433
Registration No. 333-120458
Pricing Term Sheet

Issuer:	KB Home

Ratings:	Ba1 (Moody’s); BB+ (S&P); BB+ (Fitch)

Issue of Securities:	7 1/4% Senior Notes due 2018

Principal Amount:	$300,000,000

Coupon:	7 1/4% per annum, accruing from April 3, 2006

Interest Payment Dates:	Semi annually on June 15 and December 15, commencing December 15, 2006

Maturity:	June 15, 2018

Treasury Benchmark:	4.500% due February 15, 2016

US Treasury Yield:	4.703%

Spread to Treasury:	2.580%

Re-offer Yield:	7.283%

Initial Price to Public:	The Notes will be offered from time to time for sale in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale

Proceeds, before expenses, to KB Home:	per Note: 99.486%; Total: $298,458,000

Optional Redemption:	Make Whole Treasury Rate + 35 basis points

Minimum Denomination:	$1,000

Settlement Date:	April 3, 2006

CUSIP:	48666KAN9

Underwriter:	Banc of America Securities LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request by calling toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.